December 7, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ada Sarmento
Christine Torney
Lynn Dicker
Mary Beth Breslin

Re:	ALX Oncology Holdings Inc.
Registration Statement on Form S-1
(File No. 333-251171)

Acceleration Request
	Requested Date:	Wednesday, December 9, 2020
	Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ALX Oncology Holdings Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-251171) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Coke at (650) 565-3596.

[Signature page follows]

Sincerely,

ALX ONCOLOGY HOLDINGS INC.

/s/ Jaume Pons

Jaume Pons, Ph.D.
President and Chief Executive Officer

cc (w/o enclosures):	Peter García, ALX Oncology Holdings Inc.
Jason Trimborn, KPMG LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.
Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.